                                                                 EXHIBIT (a)(11)

                  INTEL ACQUISITION OF DSP COMMUNICATIONS, INC.
                       RECEIVES U.S. REGULATORY CLEARANCE

SANTA CLARA, Calif., Nov. 11, 1999 -- Intel Corporation and DSP Communications, Inc. (NYSE: DSP) today announced that the waiting period for federal antitrust review of Intel's proposed acquisition of DSP Communications, Inc. (DSPC) expired at 11:59 p.m. on Wednesday, Nov. 10, 1999. As a result of the expiration, the parties have clearance from U.S. federal antitrust agencies to complete the acquisition. No additional regulatory clearances are needed.

Intel commenced its previously announced tender offer for the purchase of all the outstanding shares of common stock of DSPC at a price of $36.00 net per share in cash on Oct. 20, 1999. The offer and withdrawal rights will expire at midnight, New York City time on Wednesday, Nov. 17, 1999, unless Intel elects (subject to the terms of its agreement with DSPC) to extend the offer. D.F. KING & CO., INC (D.F. King) is acting as information agent for the offer. D.F. King may be contacted (toll free) at (800) 714-3312 or (call collect) (212) 269-5550.

Headquartered in Silicon Valley, DSPC is a leading independent developer and supplier of form-fit reference designs, chipsets and software to mobile phone manufacturers. DSPC develops, markets, licenses, and sells application specific integrated circuits (ASICs) based on digital signal processing (DSP) technology, software stacks, and reference design development kits for advanced wireless voice and data communications applications. DSPC wireless technology products support leading global standards for CDMA, TDMA, and PDC, and will also support emerging third generation (3G) standards such as Wideband CDMA and cdma2000. The company's customers include Cadence, Denso, Kenwood, Kyocera, Kokusai, Lucent Technologies, Motorola, NEC, Philips, Pioneer, SANYO, Sharp, and SK Teletech. DSPC maintains a presence worldwide with offices in the United States, Japan, Israel, and Canada. DSPC stock is traded on the New York Stock Exchange under the symbol DSP. For more information, please visit http://www.dspc.com.

Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.


*Third party marks and brands are property of their respective holders.


                                       6